Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the material terms of the capital stock of Frequency Electronics, Inc. (the “Company”). This description is not complete and is qualified by reference to the Company’s amended and restated certificate of incorporation (the “Certificate of Incorporation”) and its amended and restated bylaws (the “Bylaws”). The Certificate of Incorporation and the Bylaws are filed as exhibits to the Company’s Annual Report on Form 10-K and incorporated by reference herein. Additionally, the following description of certain provisions of Delaware law is not complete and is qualified by reference to the Delaware General Corporation Law (“DGCL”).

Under the Certificate of Incorporation, the Company’s authorized capital stock consists of 12,000,000 shares of common stock, $1.00 par value per share (“Common Stock”), and (b) 600,000 shares of preferred stock, $1.00 par value per share (“Preferred Stock,” and collectively with Common Stock, “Capital Stock”).

As of July 25, 2019, 8,996,299 shares of Common Stock were outstanding and no shares of (a) Preferred Stock were outstanding. All outstanding shares of Common Stock are duly authorized, validly issued, fully-paid and non-assessable.

Common Stock

Voting Rights

Each holder of Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in the Certificate of Incorporation or required by applicable law. The Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Dividend Rights

Holders of Common Stock are entitled to receive dividends as may be declared from time to time by the Company’s board of directors (the “Board”) out of funds legally available therefor and in the sole discretion of the Board, except as otherwise provided by law or the Certificate of Incorporation.

Liquidation Rights

Pursuant to Delaware law, in the event of the liquidation, dissolution, or winding-up of the Company, the remaining assets legally available for distribution to stockholders shall be distributed ratably among the holders of Common Stock.

Other Rights

Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. The Common Stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

The Board may issue shares of Preferred Stock from time to time in series or otherwise without further stockholder action. The Board has the authority to make designations regarding any Preferred Stock it issues, including preferences, voting powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions of such Preferred Stock.

Anti-Takeover Provisions

Certain provisions of the Certificate of Incorporation and the Bylaws and Delaware law could have an anti-takeover effect and could delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might otherwise result in a premium being paid over the market price of the Common Stock.

Certificate of Incorporation and Bylaw Provisions

The Certificate of Incorporation and the Bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in the Company’s management without the consent of the Board, including, among other things:

●	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	the right of the Board to elect a director to fill a vacancy in the Board, which prevents stockholders from being able to fill vacancies on the Board;

●	the requirement that a special meeting of stockholders may be called only by a majority vote of the Board, the Company’s president or the Company’s secretary;

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the ability of the Board, by majority vote, to amend the Bylaws, which may allow the Board to take additional actions to prevent a hostile acquisition and inhibit the ability of an acquirer to amend the Bylaws to facilitate a hostile acquisition;

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advance notice procedures with which stockholders must comply to nominate candidates to the Board or to propose matters to be acted upon at a stockholders’ meeting, which may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders if the proper procedures are not followed; and

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the requirement that a business combination with any party that beneficially owns 5% or more of the Capital Stock then entitled to vote on the election of directors be approved by the affirmative vote of (i) not less than 75% of the outstanding shares of Capital Stock entitled to vote on the election of directors and (ii) not less than a majority of all outstanding shares of Capital Stock, in each case, excluding all Capital Stock owned by the acquiring party and subject to certain exceptions and qualifications provided in the Certificate of Incorporation.

Delaware Law

The Company is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

 In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company, LLC “(AST)”

Listing

The Common Stock is listed on the NASDAQ Global Market under the symbol “FEIM.”